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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SYMMETRICOM, INC.
(Name of Subject Company (Issuer))

PETT ACQUISITION CORP.
(Offeror)

A Wholly Owned Subsidiary of
MICROSEMI CORPORATION
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

871543104
(CUSIP Number of Class of Securities)

David Goren, Esq.
Senior Vice President Business Affairs, Legal and Compliance
Microsemi Corporation
One Enterprise
Aliso Viejo, California 92656
(949) 380-6100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.
O'Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025-7019
(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$348,219,840.30	$44,850.72

(1)
Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 48,498,585 shares of common stock, par value $0.0001 per share, of Symmetricom, Inc. (the "Company"), at a purchase price of $7.18 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 42,083,865 shares of common stock of the Company that were issued and outstanding as of October 25, 2013; (ii) 6,214,720 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of October 25, 2013, and (iii) up to 200,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2010 Employee Stock Purchase Plan of the Company.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction value by .00012880.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

*
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (cross-border issuer tender offer).

☐
Rule 14d-1(d) (cross-border third-party tender offer).

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by (i) PETT Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation ("Parent"), and (ii) Parent. This Schedule TO relates to the offer (the "Offer") by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the "Company Shares"), of Symmetricom, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.18 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 28, 2013 (together with any amendments and supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Symmetricom, Inc., a Delaware corporation. The Company's principal executive offices are located at 2300 Orchard Parkway, San Jose, California 95131. The telephone number of the Company is (408) 433-0910.

        (b)   This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share, of the Company. The Company has advised Parent that, as of October 25, 2013, 42,083,865 Company Shares were issued and outstanding.

        (c)   The information set forth in the sections in the Offer to Purchase entitled "Price Range of Company Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a) - (c)    This Schedule TO is filed by Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii)    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Terms of the Offer," "Acceptance for Payment and Payment for Company Shares," "Procedures for Accepting the Offer and Tendering Company Shares," "Withdrawal Rights," "Certain Material United States Federal Income Tax Consequences," "Purpose of the Offer; Plans for the Company," "The Transaction Documents," "Conditions of the Offer," "Certain Legal Matters; Regulatory Approvals" and "Miscellaneous" is incorporated herein by reference.

        (a)(1)(ix) - (xi), (a)(2)(v) - (vi)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b)    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; Plans for the Company" and "The Transaction Documents" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1) - (7)    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Price Range of Company Shares; Dividends," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents," "Purpose of the Offer; Plans for the Company" and "Certain Effects of the Offer" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a) - (b), (d)    The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

        (c)    The information set forth in the sections of the Offer to Purchase entitled "Source and Amount of Funds" and "Fees and Expenses" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser," "Purpose of the Offer; Plans for the Company" and "The Transaction Documents" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

  (a)
  (1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; Plans for the Company" and "The Transaction Documents" is incorporated herein by reference.

  (a)
  (2) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for the Company," "Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

  (a)
  (3) The information set forth in the sections of the Offer to Purchase entitled "Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

  (a)
  (4) The information set forth in the sections of the Offer to Purchase entitled "Certain Effects of the Offer," "Source and Amount of Funds" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

  (a)
  (5) The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 28, 2013.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release issued by Microsemi Corporation on October 21, 2013 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Microsemi Corporation on October 21, 2013).+
(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on October 28, 2013.
(a)(5)(C)	Transcript of Investor Conference held by Microsemi Corporation on October 21, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsemi on October 22, 2013).+
(a)(5)(D)	Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Microsemi on October 25, 2013).+
(b)(1)	Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by Microsemi Corporation on October 25, 2013).+
(d)(1)	Agreement and Plan of Merger, by and among Microsemi Corporation, PETT Acquisition Corp. and Symmetricom, Inc., dated October 21, 2013 (incorporated by reference to Exhibit 2.1 of Symmetricom, Inc.'s Current Report on Form 8-K (File No. 0-02287) filed October 22, 2013).*+
(d)(2)	Confidentiality Agreement between Microsemi Corporation and Symmetricom, Inc., dated October 4, 2013.
(g)	Not applicable.
(h)	Not applicable.

*
Certain schedules have been omitted and Microsemi Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.

+
Previously filed.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2013	PETT Acquisition Corp.
	By:	/s/ JOHN W. HOHENER
		Name:	John W. Hohener
		Title:	Chief Financial Officer and Secretary
Date: October 28, 2013	Microsemi Corporation
	By:	/s/ JOHN W. HOHENER
		Name:	John W. Hohener
		Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

 EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 28, 2013.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release issued by Microsemi Corporation on October 21, 2013 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Microsemi on October 21, 2013).+
(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on October 28, 2013.
(a)(5)(C)	Transcript of Investor Conference held by Microsemi Corporation on October 21, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsemi on October 22, 2013).+
(a)(5)(D)
Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Microsemi on October 25, 2013).+
(b)(1)
Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by Microsemi Corporation on October 25, 2013).+
(d)(1)
Agreement and Plan of Merger, by and among Microsemi Corporation, PETT Acquisition Corp. and Symmetricom. Inc., dated October 21, 2013 (incorporated by reference to Exhibit 2.1 of Symmetricom, Inc.'s Current Report on Form 8-K (File No. 0-02287) filed October 22, 2013).*+
(d)(2)	Confidentiality Agreement between Microsemi Corporation and Symmetricom, Inc., dated October 4, 2013.
(g)	Not applicable.
(h)	Not applicable.

*
Certain schedules have been omitted and Microsemi Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.

+
Previously filed.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX